2265 Upper Middle Road East, Suite 602
Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics to Commence Trading on NASDAQ Under the Symbol "CRDL"

Oakville, ON - August 9, 2021 - Cardiol Therapeutics Inc. (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage biotechnology company focused on developing innovative anti-inflammatory therapies for the treatment of cardiovascular disease, announced today that it has received final approval from The Nasdaq Capital Market LLC ("NASDAQ") to list its common shares on NASDAQ. The Company's shares will begin trading on August 10, 2021, under the symbol "CRDL".

The Company's common shares will continue to trade on the Toronto Stock Exchange (TSX) under the same symbol "CRDL" (its current symbol). Concurrent with the listing of Cardiol's common shares on NASDAQ, the shares will cease to be quoted on the OTCQX.

David Elsley, President & CEO of Cardiol Therapeutics, said, "Listing on NASDAQ is a major milestone for our Company as NASDAQ is the premier global stock exchange for life science and biotechnology companies. As we continue to advance the research and clinical development of novel therapeutic strategies for inflammatory heart disease, we believe the Nasdaq listing will enable the execution of a more effective investor relations program aimed at increasing awareness of the Cardiol story amongst investors and analysts in the U.S. and ultimately lead to increased shareholder value."

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (TSX: CRDL) is a clinical-stage biotechnology company focused on the research and clinical development of innovative anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being investigated in a Phase II/III outcomes study in hospitalized patients testing positive for the COVID-19 virus. This potentially registrational trial is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce mortality and major cardiovascular events in COVID-19 patients who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key markers of inflammatory heart disease.

Cardiol has filed an investigational new drug ("IND") application for a Phase II international trial that will investigate the anti-inflammatory and anti-fibrotic properties of CardiolRx in patients with acute myocarditis, which remains the most common cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx and other anti-inflammatory therapies for the treatment of chronic heart failure - a leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the NASDAQ listing enabling the execution of a more effective investor relations program aimed at increasing awareness of the Cardiol story amongst investors and analysts in the U.S. and ultimately leading to increased shareholder value, the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD, and the fact that the Phase II/III outcome study is a potentially registrational trial. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions, including the assumption that the Nasdaq listing will enable the execution of a more effective investor relations program aimed at increasing awareness of the Cardiol story amongst investors and analysts in the U.S. and ultimately lead to increased shareholder value, and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

David Elsley, President & CEO +1-289-910-0850

david.elsley@cardiolrx.com

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com

Anu Kher, Media Relations

cardiol@kcsa.com